77C: Submission of matters to a vote of security holders

At a special meeting of shareholders of GNMA Fund Accumulation Investment Program, Inc. (the “GNMA Program”) held on September 21, 2007, the results were as follows:

PROPOSAL 1.

To consider a proposal to approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) pursuant to which the GNMA Portfolio (“BlackRock Portfolio”), a series of BlackRock Funds II (the “BlackRock Trust”), would acquire substantially all of the assets and certain stated liabilities of the GNMA Program, in exchange solely for Institutional shares of the BlackRock Portfolio, which will be distributed by the GNMA Program to the holders of its shares in complete liquidation thereof. With respect to Proposal 1, the shares of the GNMA Program were voted as follows:

For

Against

Abstain

2,271,278

361,164

253,221